




08026216

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A6
2/27

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53544

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2007__ AND ENDING _December 31, 2007_

                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blackhill Advisors, LP

OFFICIAL USE ONLY
116423
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___2602 McKinney, Suite 400___
                                (No. and Street)

___Dallas___   ___Texas___   75204
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___James Latimer___   214-871-2470
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Hatfield & Hatfield, Inc., PC___
                             (Name – if individual, state last, first, middle name)
      7424 Greenville Ave., Ste 100, Dallas, Texas 75231-2460

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

      ⊠ Certified Public Accountant

      ☐ Public Accountant

      ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James Latimer_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Blackhill Partners, LP_____, as *(see 1st page)*
of _____December 31_____, 20_07_, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____NONE_____

_____
Signature

Managing Partner
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLACKHILL ADVISORS, LP

Report Pursuant to Rule 17a-5(d)

For the fiscal year ended December 31, 2007

HATFIELD & HATFIELD, INC

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Independent Auditors' Report

We have audited the accompanying statement of financial condition of the Blackhill Advisors, LP (the Partnership), as of December 31, 2007, and the related statements of income, changes in partners' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the-basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2008

BLACKHILL ADVISORS, LP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 65,650
Prepaid Expense	610
Total Assets	$ 66,260

LIABILITIES

Accounts Payable	$ 2,000
Expense Advance	2,500
Total Liabilities	4,500

PARTNERS' EQUITY

Partners' Equity	
Total Partners' Equity	61,760
Total Liabilities and Partners' Equity	$ 66,260

The accompanying notes are a integral part of these financial statements.

BLACKHILL ADVISORS, LP
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

Beginning Balance at January 1, 2007	$ 41,553
Current operating profit (loss)	20,207
Ending Balance and December 31, 2007	$ 61,760

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES

Fees	$ 60,000
Total Revenues	60,000

EXPENSES

Consulting fees	20,000
Professional fees	2,000
Occupancy	7,200
Other operating expenses	10,593
	39,793
Income (Loss) Before Taxes	$ 20,207

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:

Net income (loss)	$ 20,207	
Decrease in accounts receivable	-0-	
Increase in prepaid expense	-0-	
Increase in accounts payable	2,500	$ 22,707

Cash flows from investing activities:

Investment of Capital	$ none	
Withdrawal of Capital	none	none

Net cash flows	22,707
Beginning cash balance January 1, 2007	42,943
Ending cash balance December 31, 2007	$ 65,650

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance January 1, 2007	$ none
Changes during fiscal year	none
Balance December 31, 2007	$ none

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note A *Organization and nature of business:*

The partnership is operating under the *Limited Partnership* laws of the State of Texas. The partnership is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (SEC) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers will be handled by a correspondent broker-dealer. The partnership's office is located in Dallas, Texas. The partnership's income is from consulting and business brokerage fees.

Note B *Clearing:*

The partnership is currently inactive in securities trading. No clearing agreement is in effect. Revenue is recognized upon completion of consulting engagements and consummation of negotiating business entity sales.

Note C *Contingencies and Commitments/Related Party Transactions:*

The partnership paid $20,000 for consulting fees, $1,710 for office costs, and $7,200 for rental fees to the partners and related entities.

Contingencies - The partnership is a potential party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims would be without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D *Significant accounting policies:*

The preparation of financial statements is in conformity with generally accepted accounting principles in the United States of and requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal Income Taxes - Federal income taxes are paid at the individual partner level. These statements do not include any accrual for federal or state income taxes.

Cash Flows Presentation - For the purposes of the statement of cash flows, the partnership considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method*.

<u>Note E</u> *Partners' Equity*

The partnership is comprised of 2 limited partners and one general partner.

<u>Note F</u> *Net Capital Requirements*:

The partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the partnership had net capital of $61,150, which was $56,150 in excess of its required net capital of $5,000.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

Schedule I
BLACKHILL ADVISORS, LP
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2007

Total ownership equity from the statement of financial condition		$ 61,760
Deduct ownership equity not allowable for net capital		none
Total ownership equity qualified for net capital		61,760
Add:		
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none
2. Other allowable credits		none
Total capital and allowable subordinated liabilities		61,760
Deductions and/or charges		
1. Total non-allowable assets from statement of financial condition	$ 610	
2. Current note deficiency	none	
3. Commodity futures, contracts and spot commodities proprietary capital changes	none	
4. Other deductions and/or changes	none	610
Subtotal		61,150
Other Additions and/or allowable credits (lists)		
Haircuts on securities (computed where applicable pursuant to 15c3-1)		
1. Contractual securities commitment	$ none	
2. Subordinated securities borrowings	none	
3. Trading and investments securities:		
a. Exempted securities	none	
b. Debt securities	none	
c. Options	none	
d. Other securities	none	
4. Undue concentrations	none	
5. Other	none	none
NET CAPITAL		$ 61,150

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/06	$ 61,150	$ 5,000 (b)
Reported by broker-dealer (Part IIA, form X-17A-5)	61,760	5,000
difference	$ 610 (a)	$ none
(a) other prepaid expense	$ 610	(b) Minimum dollar required net capital

EXCESS NET CAPITAL	EXCESS NET CAPITAL AT 1000%	RATIO: aggregate Indebtedness to net capital
$ 56,150	$ 60,700	.07 to 1

SCHEDULE II
BLACKHILL ADVISORS, LP
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed, collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customers' securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customers' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account".		$ none

BLACKHILL ADVISORS, LP
Report of Independent Registered Public Accounting Firm on Internal
Control Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
For the fiscal year ended December 31, 2007

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS	FORT WORTH
Vickery Park Office Building	H&H Professional Building
7424 Greenville Avenue, #100	5555 Bridge Street, #100
Dallas, Texas 75231-4507	Fort Worth, Texas 76112
214-361-2443	817-492-9400

Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

In planning and performing our audit of the financial statements of Blackhill Advisors, LP, for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section- 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
February 10, 2008

END

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